Exhibit 12.1

CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratios of earnings to fixed charges for the periods presented (amounts in thousands).

	Year ended December 31,					Nine Months Ended September 30, 2012
	2008	2009	2010	2011
Earnings:
Earnings before income taxes	$(6,064)	$(6,100)	$(44,357)	$242,671		$539,774
add:
Fixed Charges	45	74	1,777	88,278		100,883

Adjusted Earnings	$(6,019)	$(6,026)	$(42,580)	$330,949		$640,657

Fixed Charges:
Interest Expense (includes capitalized interest)	—	—	1,354	88,484		87,698
Amortization of debt discount and deferred financing costs	—	—	67	3,174		8,115
Estimate of interest within rental expense (a)	45	74	356	9,647		9,454

Fixed Charges	$45	$74	$1,777	$101,305		$105,267

Ratio of Earnings to Fixed Charges	—	—	—	3.3	x	6.1	x

Coverage deficiency (b)	$6,019	$6,026	$42,580	—		—

(a)	Interest component of rental expense is estimated to equal one-third of expense, which is considered a reasonable approximation of the interest factor.

(b)	The earnings for the years ended December 31, 2008, 2009 and 2010 were inadequate to cover fixed charges.